UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

(Commission File No. 001-32305)

_________________________

CORPBANCA
(Translation of registrant’s name into English)

_________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 15, 2013, CorpBanca published on its web site its monthly interim financial results as of September 30, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: October 23, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of September 30, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended September 30, 2013

The interim financial information of CorpBanca as of and for the month ended September 30, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)1
MCh$
Total loans	12,950,631
Total assets	17,375,764
Current accounts and demand deposits	3,302,652
Time deposits and savings accounts	7,335,835
Borrowings from financial institutions	1,262,484
Debt issued	2,448,630
Equity Attributable to:	1,735,915
Bank equity holders	1,358,656
Minority interest	377,259

CONDENSED CONSOLIDATED INCOME STATEMENT 2
MCh$
Total operating revenue	461,557
Provisions for loan losses	(75,834)
Operating expenses	(243,657)
Operating income	142,066
Income attributable to investments in other companies	1,031
Income before taxes	143,097
Income taxes	(34,934)
Net income for the period	108,163
Bank equity holders revenue	100,710
Minority interest revenue	7,453

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

1 As of August 2013, CorpBanca’s financial statements are consolidated with Helm Bank, provided that on August 6, 2013, CorpBanca acquired control over Helm Bank through its subsidiary Banco CorpBanca Colombia S.A.

2 CorpBanca recognized the results of its new subsidiary in Colombia since August 2013.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

CorpBanca: Earnings
as of September 2013

COMMENTS

Since August 2013, CorpBanca’s consolidated financial statements include the results of Helm Bank and its subsidiaries, recognizing the results of Helm Bank in its September’s financial statements for second consecutive month. As of this date, CorpBanca controls 66.4% of Banco CorpBanca Colombia S.A. and, through this bank, 87.4% of the outstanding shares of Helm Bank S.A.

Balance

As a result of the consolidation, as of September 2013, CorpBanca reported total assets of Ch$17,375,764 million (US$34,461 million)3 and total loans of Ch$12,950,631 million (US$25,684 million) of which the Chilean operations represented 63% and 62%, respectively. The Chilean loan portfolio was Ch$8,014,117 million (US$15,894 million), which reflects a 5.6% decrease from the previous month. This decrease is primarily caused by CorpBanca’s sale of approximately Ch$321,000 million (US$635 million) of its corporate loans portfolio. In terms of results, such sale has a neutral impact on our P&L.

Results

CorpBanca registered a consolidated net income of Ch$108,163 million (US$214.5 million) as of September 2013, representing a 30.8% increase over the same period in the previous year, when the net income was Ch$82,710 million (US$164.0 million). Chile contributed 44.2% towards this growth, while Colombia contributed 55.8%.

During this period, the income of the equity holders was Ch$110,710 million (US$199.7 million) versus Ch$83,015 million (US$164.6 million) accumulated as of September de 2012, representing an increase of 21.3% in the last twelve months.

The following table presents separately the results generated in Chile and Colombia as of September 30, 2013, to show the impact of the Colombian operation in the consolidated results of CorpBanca. Is important to highlight that the books of CorpBanca Chile include some expenses associated to the Colombian operations, particularly i) interest expenses in connection with the part of the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) that was not financed with equity; ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition and in the acquisition of Helm Bank; and iii) impacts in connection with the coverage of the tax effects of the total investment in Colombia.

These results, adjusted as of September 30, 2013, allow the separation of the Chilean results from any impact related with the acquisition of Banco Santander Colombia (today Banco CorpBanca Colombia) in May 2012 and of Helm Bank in August 2013:

3 Exchange rate used is US$ Ch$504.22/US$1.0.

	Consolidated accumulated as of September 30, 2013		Variation (%)	Accumulated as of September 30, 2013 Adjusted		Variation (%)
(Figures in Millions of Chilean Pesos)	2013	2012	Sep.13/Sep.12	Chile	Colombia*	Sep.13/Sep.12 Chile
Net interest income	310,069	169,005	83.5%	196,481	113,588	37.4%
Net fee and commission income	78,629	57,881	35.8%	51,742	26,887	6.9%
Treasury	51,163	38,484	32.9%	28,695	22,468	15.4%
Net exchange income (loss)	10,804	25,349	-57.4%	-4,472	15,276	-
Other operational income	10,892	15,421	-29.4%	6,503	4,389	0.9%
Net operating profit before loan losses	461,557	306,140	50.8%	278,950	182,607	12.8%
Provisions for loan losses	-75,834	-39,536	91.8%	-44,767	-31,067	65.5%
Net operating profit	385,723	266,604	44.7%	234,183	151,540	6.3%
Operating expenses	-228,943	-151,479	51.1%	-121,537	-107,406	1.1%
Other operating expenses	-14,714	-20,335	-27.6%	11,243	-3,471	-29.3%
Operating Income	130,404	94,790	49.9%	101,403	40,663	20.5%
Income from investments in other companies	1,031	-73	-	471	560	64.7%
Income before taxes	143,097	94,717	51.1%	101,874	41,223	20.7%
Income Tax expense	-34,934	-12,007	190.0%	-12,718	-22,216	95.8%
Net income	108,163	82,710	30.8%	89,156	19,007	14.4%

Efficiency Index	49.6%	49.5%		43.6%	58.8%

*	For periods on and after August 2013, CorpBanca Colombia’s results include the results of Helm Bank and subsidiaries.

CorpBanca’s net operating profit before loan losses increased by 12.8% between September 2012 and September 2013. This increase reflects an increase in net interest margin (NIM) of 37.4% and an increase in commissions of 15.4%. At the same time, although CorpBanca’s operating expenses mildly increased (1.1%) during the first nine months of 2013, the increase in the operation allowed CorpBanca Chile to improve its efficiency levels (from 48.6% in 2012 to 43.6% in 2013) and to approach its long term target. Meanwhile, the 2013 net expenditures in provisions for loan losses increased in relation to 2012, mainly as a result of elevated releases and recoveries in the previous period, as well as higher costs, particularly in the months of July and August of 2013. During September, the net expenses for provisions for loan losses have been normalized in Ch$4,650 million (US$9.2 million).

The net income of CorpBanca in Colombia has been improving from month-to-month. The increase in operating expenses for this period is primarily the result of one-time expenses related to CorpBanca Colombia’s the acquisition of and preparations for the anticipated merger of Helm Bank. During August 2013, Helm Bank paid approximately Ch$2,190 million (US$4.3 million) in severances and during September, CorpBanca Colombia paid legal fees relating to the acquisition of Helm of approximately Ch$1,300 million (US$2.6 million). Transaction taxes associated to a capital increase of approximately US$1,000 million performed in August of 2013 are still pending payment. Such taxes have been accrued since August ending in November in the amount of approximately Ch$1,000 million per month (US$2.2 million). Additionally, CorpBanca Colombia has initiated the amortization of the intangible assets generated for the acquisition.

In September, provisions for loan losses of CorpBanca in Colombia registered and increase of Ch$8,400 million (US$16.7 million), corresponding in equal parts to Helm and CorpBanca Colombia. In each case there has been, (i) an increase in provisions in the consumer loan portfolio; (ii) adjustments for the homogenization in the treatment of the commercial loan portfolio; and (iii) homologation of Helm to the policies of CorpBanca Chile. The amount of the homologation - Ch$4,500 million (US$8.9 millions) approximately- will be adjusted against goodwill, once the purchase price allocation regarding the purchase of Helm Bank is settled.

Funds Expenses

The average interest rates paid for CorpBanca’s deposits and loans for non adjustable operations and operations adjustable in UF presents the following evolution during this year:

Summary of deposits and loans	Average Jan.13-Jun.13	Jul.13	Aug.13	Sep.13
Non adjustable operations	0.51%	0.48%	0.49%	0.50%
Operations adjustable in UF	0.33%	0.31%	0.30%	0.30%

As presented in the table, CorpBanca’s fund expenses do not present significant variations.